UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from             to

Commission File Number 1-32729

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Potlatch Hourly 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PotlatchDeltic Corporation

601 West First Avenue, Suite 1600

Spokane, Washington 99201

Report of Independent Registered Public

Accounting Firm and Financial Statements

with Supplemental Information for

Potlatch Hourly 401(k) Plan

December 31, 2017 and 2016

TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL INFORMATION REQUIRED BY THE DEPARTMENT OF LABOR
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10
SIGNATURE	11
EXHIBIT 23
Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of

Potlatch Hourly 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Potlatch Hourly 401(k) Plan (Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2017, and has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompany schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Spokane, Washington

June 28, 2018

We have served as the Plan’s auditor since 2009.

Potlatch Hourly 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
Assets	2017	2016
Participant directed investments at fair value
Registered investment company funds:
Vanguard Total Bond Market Index Fund	$8,039,049	$7,635,368
Vanguard Institutional Index Fund	7,981,274	7,216,309
T. Rowe Price Target Date Retirement Funds (2010-2060)	7,786,041	5,670,072
Vanguard Total International Stock Index Fund Institutional Class	7,257,569	6,153,604
Vanguard Extended Market Index Fund Institutional Shares	3,796,447	3,405,190
Loomis Sayles Core Plus Bond Fund	2,234,804	1,935,158
Mainstay Large Cap Growth Fund	1,339,055	1,065,706
Dodge & Cox Stock Fund	1,298,028	1,197,301
AB Discovery Value Z	547,403	555,757
Neuberger and Berman High Income Bond Fund	483,091	248,883
Dodge & Cox International Fund	312,214	279,492
T. Rowe Price Emerging Market Stock Fund	69,858	4,693
Principal Diversified Real Asset Fund	5,935	569
Total registered investment company funds	41,150,768	35,368,102

Collective investment funds
Wells Fargo Stable Return Fund	6,834,031	5,672,651
Macquarie SMID Cap Growth Trust	1,304,845	1,316,622
Artisan International Growth Trust	251,468	208,120
Total collective investment funds	8,390,344	7,197,393

Common stock: Potlatch Stock Fund	5,290,622	6,342,822
Total participant directed investments at fair value	54,831,734	48,908,317

Notes receivable from participants	1,205,048	1,131,775
Participant contribution receivable	—	69,307
Employer contribution receivable	15,635	55,447
Net assets available for benefits	$56,052,417	$50,164,846

The accompanying notes are an integral part of these financial statements.

Potlatch Hourly 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2017	2016
Investment income:
Interest and dividend income	$1,417,773	$1,395,564
Net appreciation of fair value of investments	6,339,658	3,657,883
Investment income	7,757,431	5,053,447
Interest income on notes receivable from participants	38,734	39,014
Contributions:
Participant	2,062,821	1,802,181
Rollover	19,255	—
Employer	1,118,333	996,798
Total contributions	3,200,409	2,798,979
Less distributions and fees:
Distributions to participants	(4,970,382)	(3,572,993)
Loan and administrative fees	(138,621)	(99,545)
Total distributions and fees	(5,109,003)	(3,672,538)
Net increase	5,887,571	4,218,902
Net assets available for benefits:
Beginning of year	50,164,846	45,945,944
End of year	$56,052,417	$50,164,846

The accompanying notes are an integral part of these financial statements.

Potlatch Hourly 401(k) Plan

Notes to Financial Statements

Note 1: Description of Plan

The following description of the Potlatch (Company) Hourly 401(k) Plan (the Plan) is provided for general information. Participants should refer to the Plan Document for the description of the appropriate participating unit and for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a cash or deferred arrangement under 401(k) of the IRC and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan sponsor and administration - The Plan is administered by the Potlatch Benefits Committee and named fiduciary with respect to the Plan’s Assets. Effective January 1, 2016, plan assets were transferred to Great-West Trust Company, LLC (DBA Empower Retirement), serving as the directed Trustee and record keeper. Previously, Mercer Trust Company and Mercer HR Services (collectively Mercer) served as the Trustee and record keeper, respectively.

Eligibility and contributions - Regular (full-time) Hourly Non-Bargained Employees become Eligible Participants when they first perform duties for which they are paid or entitled to earnings. Effective June 13, 2016, Regular (full-time) Hourly Bargained Employees become Eligible Participants when they first perform duties for which they are paid or entitled to earnings. Previously, Regular (full-time) Hourly Bargained Employees became Eligible Participants on the first day of the month following a ninety (90) day Period of Service.

Effective December 1, 2016, all Non-Regular (part-time) Hourly Employees become Eligible Participants when they first perform duties for which they are paid or entitled to earnings. Previously, all Non-Regular (part-time) Hourly Employees became Eligible Participants after completing 1,000 hours of service in any period of twelve (12) consecutive months or the date they became a Regular Employee.

The Plan provides that each eligible hourly employee may elect a deferred contribution up to 25% of his or her monthly earnings on a pre-tax basis. The Company makes matching contributions to the Plan on behalf of each Plan participant equal to the matching rate of 50% of deferred contributions for the Hourly Bargained employees up to 5% of eligible compensation and 70% of deferred contributions for all other hourly employees up to 6% of eligible compensation, as specified in the Plan's appendix applicable to the participant's unit. Participants may also make rollover contributions representing distributions from other qualified plans. Eligible Participants age 50 or older may elect additional catch-up contributions.

For non-bargained employees hired between January 1, 2011 and June 1, 2015, the Company makes a base contribution of 3% of their eligible compensation, in addition to the matching contribution. This benefit vests on the same schedule as his or her employer matching account as described below. The Plan was amended to remove this non-elective contribution effective June 1, 2015 for newly hired non-bargained employees.

Regular Employees, with the exception of the Hourly Bargained employees, are automatically enrolled in the Plan at a 3% deferral rate 30 days after the employee becomes eligible unless they elect otherwise. This deferral percentage is increased by 1% annually until the percentage has reached 15% unless the participant elects otherwise. Prior to December 1, 2016, this automatic deferral percentage increase stopped when the percentage reached 6%.

All contributions are limited by certain restrictions as defined by the IRC.

Participant accounts - A separate account is maintained for each participant of the Plan. Each account is credited with the participant and employer contributions and earnings thereon. Participant accounts are valued daily based on quoted market prices. Quarterly, participant accounts are charged a fixed fee for administrative expenses that are paid by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment options - Participants may direct their account balance in whole percentage increments into the investment options offered under the Plan. Participants may change their investment elections and make transfers between investment options daily subject to restrictions imposed by the registered investment companies.

The accounts of participants automatically enrolled in the Plan and not electing otherwise are invested in the T. Rowe Price Retirement Fund with the target date closest to, but not exceeding, the year in which the participant will reach age 65, which is the Plan's normal retirement age. Any contributions or other payments made to the Plan without investment instructions will be invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest them.

Contributions may be temporarily held as cash prior to the execution of the investment purchase, according to the participant's direction.

Vesting and forfeitures - A participant's interest in all participant contribution accounts is fully vested and not forfeitable at any time. A participant's interest in his or her matching account and non-elective base contribution account becomes vested based on the participant's years of service as defined in the Plan as follows:

Years of Service	% Vested
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

A participant's interest in his or her matching account and non-elective base contribution account becomes 100% vested if the Plan terminates, or if the participant attains age 65 as an employee of the Company, becomes totally and permanently disabled, or dies while an employee. The portion of a participant's matching account and non-elective base contribution account not vested will be forfeited when the participant's employment terminates.

As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants rehired during the year may be credited against matching contributions for the following year or used to pay Plan expenses. Participant forfeitures and gains for the years ended December 31, 2017 and 2016 totaled $36,031 and $28,321, respectively. Forfeitures can accumulate year to year. Forfeitures that were used to offset company matching contributions for the years ended December 31, 2017 and 2016 totaled $63,299 and $42,381, respectively. Participant forfeitures outstanding for the years ended December 31, 2017 and 2016 totaled $2,181 and $38,208, respectively.

Notes receivable from participants - Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000 as provided by the Plan. The repayment period may be no more than five years unless the loan is for a primary residence, in which case it may be no more than 15 years. The loans are secured by the balance in the participant's account and bear a fixed rate of interest, which is determined by the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is paid ratably through payroll deductions. Participant loans bear a fixed interest rate equal to the U.S. prime rate at loan origination. Interest rates on outstanding loans range between 3.25% and 6% and mature at various times through November 2027.

Distributions and benefits - On termination of employment, participants may elect to receive payment in a lump sum equal to the participant's vested interest in his or her account, roll their account balances into an individual retirement account (IRA) or another employer's plan, or maintain their accounts in the Plan, subject to certain restrictions. If a terminated participant's vested account balance is $5,000 or less, they are generally not permitted to leave their account balance in the Plan. Therefore, depending on the value of the vested account balance, one of the following will occur:

•	If the vested value is $5,000 or less, but greater than $1,000, a participant's account will be automatically rolled over to an IRA unless they elect otherwise.
•

If the vested value is less than $1,000 and the participant does not elect to have such distribution paid to an eligible retirement plan in a direct rollover, the participant will receive the distribution directly in a single lump sum in cash, less associated taxes and penalties.

Participants in the Hourly 401(k) Plan and subsequently become participants in the Salary 401(k) Plan, or vice versa, are not required to roll their account balances into the applicable Plan. Participants are permitted to receive hardship distributions while still employed by the Company under certain conditions specified under the Plan, including the purchase of a primary residence, tuition payments, medical and funeral expenses, and disabilities. A participant's right to contribute to the Plan is suspended for six months upon receiving a hardship distribution.

Concentration of investments – At December 31, 2017, four investments within the Plan each individually represented greater than 10% of the net assets available for benefits and together represented 54% of the net assets available for benefits. At December 31, 2016, five investments within the Plan each individually represented greater than 10% of the net assets available for benefits and together represented 66% of the net assets available for benefits.

Plan and administrative fees - Plan expenses are generally paid by the Company except to the extent those expenses are paid from participant forfeitures of employer matching contributions. Loan service fees and fees associated with processing qualified domestic relations orders are paid by the participant.

Party-in-interest and related party transactions – Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company and certain others. The Plan is administered by Great West and certain Plan investments are managed by Mercer. These transactions and transactions within the Common Stock Fund are considered party-in-interest transactions. Participants in the Plan are permitted to borrow funds from their vested balance as described above. These transactions qualify as party-in-interest transactions.

Note 2: Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein.

Investment valuation - Investments in shares of the stock funds and registered investment company funds are stated at fair value, based on quoted market prices. Investments in the collective investment fund are stated at their respective net asset value and are fully redeemable in the near term.

Fair value is the price that would be received to sell an asset or paid to transfer a liability (the "exit price") in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Income recognition - Net appreciation (depreciation) in fair value of investments represents realized gains and losses and the change in fair value of investments from one period to the next. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Notes receivable from participants - Notes receivable from participants are measured at amortized cost, which represents the unpaid principal balance plus accrued but unpaid interest and are classified as notes receivable.

Delinquent notes receivable from participants are reclassified as distributions upon the occurrence of a distributable event, based on the terms of the Plan Agreement.

Reclassification – Certain reclassifications have been made to the prior year’s financial statements to conform to current year’s presentation. These reclassifications had no effect on the net assets available for benefits.

Subsequent events - The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before the financial statements are issued.

On October 23, 2017, the Company announced a merger with Deltic Timber Corporation. The merger was finalized on February 20,2018. The newly merged PotlatchDeltic Corporation currently has no plans to terminate the Plan or make any change to the eligibility provisions through 2018.

Note 3: Investments

Fair value measurements - The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability; and

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Following is a description of the valuation methodologies used for assets measured at fair value:

•

Registered investment company funds are valued at the daily closing price as reported by the fund. Registered investment company funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These finds are required to publish their daily net asset value (NAV) and the transact at that price. The registered investments held by the plan are deemed to be actively traded.

•

The collective investment funds, which are stable return funds and collective trusts, are composed primarily of fully benefit-responsive investment contracts that are revalued (typically daily) using the net asset value (NAV), an estimate of fair value. The unit value is calculated by dividing the fund’s value on the valuation date by the number of units outstanding.  This NAV would not be used if it was determined to be probable that the Plan would sell the investment for an amount different from the reported net asset value or the respective investment was not fully redeemable in the near term. With most of these types of investments, if the Plan were to initiate a full redemption, the funds typically reserve the right to temporarily delay withdrawals to ensure that security liquidations will be carried out in an orderly business manner and not disrupt the liquidity or management of the fund.

•	Common stock is valued at the closing price reported on the active market in which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table provides additional information for the Plan’s investments that calculate net asset value per share (or its equivalent) as of December 31:

	Fair Value
	2017	2016	Redemption Frequency	Redemption Notice	Redemption Restriction
Wells Fargo Stable Return Fund	$6,834,031	$5,672,651	Daily	N/A	N/A
Macquarie SMID Cap Growth Trust	$1,304,845	$1,316,622	Daily	N/A	N/A
Artisan International Growth Trust	$251,468	$208,120	Daily	N/A	N/A

The following table sets forth the Plan's investments at fair value, by level, within the fair value hierarchy:

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Registered investment company funds	$41,150,768	$—	$—	$41,150,768
Potlatch stock fund	5,290,622	—	—	5,290,622
Total	$46,441,390	$—	$—	46,441,390
Investments measured at NAV				8,390,344
Total Investments				$54,831,734

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Registered investment company funds	$35,368,102	$—	$—	$35,368,102
Potlatch stock fund	6,342,822	—	—	6,342,822
Total	$41,710,924	$—	$—	41,710,924
Investments measured at NAV				7,197,393
Total Investments				$48,908,317

The Plan evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2017 and 2016, there were no significant transfers in or out of Levels 1, 2 or 3.

Note 4: Investment Risk

The Plan invests in various investment securities. The underlying investments of such funds, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Note 5: Plan Termination

Although the Company expects to continue the Plan indefinitely, in as much as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time subject to the rules of ERISA. In the event of Plan termination, participants will become 100% vested in their employer accounts.

Note 6: Tax Status

The Plan Document is a prototype standardized defined contribution plan that received a favorable opinion letter from the Internal Revenue Service on March 31, 2014 which stated that the plan, as then designed, was in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the opinion letter, the Trustees believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In accordance with guidance on accounting for uncertainty in income taxes, the Trustees have evaluated the Plan’s tax positions and do not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7: Reconciliation of Financial Statements to the Form 5500

There were no differences between the net assets available for benefits per the financial statements and the Form 5500 at December 31, 2017 or 2016.

Potlatch Hourly 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Sponsor's EIN:     82-0156045

Plan Number:         106

	(b)	(c)	December 31, 2017
(a)	Identify of Issue, Borrower, Lessor, or Similar Party	Description, Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value, Number of Shares	(d) Cost	(e) Current Value
	Shares in registered investment company funds:
	Vanguard Funds	Vanguard Total Bond Market Index Fund	**	$8,039,049
	Vanguard Funds	Vanguard Institutional Index Fund	**	7,981,274
	Vanguard Funds	Vanguard Total International Stock Index Fund Institutional Class	**	7,257,569
	Vanguard Funds	Vanguard Extended Market Index Fund Institutional Shares	**	3,796,447
	Loomis Sayles Funds	Loomis Sayles Core Plus Bond Fund	**	2,234,804
	T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	**	1,412,355
	Mainstay Funds	Mainstay Large Cap Growth Fund	**	1,339,055
	T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	**	1,334,316
	Dodge & Cox Funds	Dodge & Cox Stock Fund	**	1,298,028
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	**	1,238,144
	T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	**	1,000,691
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	**	874,369
	T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	**	638,569
	Alliance Bernstein Funds	AB Discovery Value Z	**	547,403
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	**	529,391
	T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	**	485,141
	Neuberger & Berman Funds	Neuberger and Berman High Income Bond Fund	**	483,091
	Dodge & Cox Funds	Dodge & Cox International Fund	**	312,214
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	**	155,982
	T. Rowe Price Funds	T. Rowe Price Emerging Market Stock Fund	**	69,858
	T. Rowe Price Funds	T. Rowe Price Retirement 2060 Fund	**	64,649
	T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	**	52,434
	Principal Funds	Principal Diversified Real Asset Fund	**	5,935
	Collective investment fund:
	Wells Fargo Funds	Wells Fargo Stable Return Fund	**	6,834,031
	Macquarie Funds	Macquarie SMID Cap Growth Trust	**	1,304,845
	Artisan Funds	Artisan International Growth Trust	**	251,468
	Common stock:
*	Potlatch Corporation	Potlatch Stock Fund	**	5,290,622
*	Plan participant loans	Participant loans with interest ranging from 3.25% to 6% that mature through November 2027		1,205,048
				$56,036,782

*Represents a party in interest at December 31, 2017.

**The cost of participant-directed investments is not required to be disclosed.

Potlatch Hourly 401(k) Plan

Signatures

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized:

Potlatch Hourly 401(k) Plan

By	/s/ Jerald W. Richards
Jerald W. Richards
Vice President and Chief Financial Officer
On behalf of the administrator

Date: June 28, 2018